March 8, 2007

Mr. Kevin R. Woody
Securities and Exchange Commission
Washington, D.C.  20549

RE: LIBERTY TAX CREDIT PLUS L.P.
    FORM 10-K AND FORM 10K/A FOR THE YEAR ENDED MARCH 15, 2006
    FILED JUNE 13, 2006 AND JULY 18, 2006
    FILE NO. 0-17015

Dear Mr. Woody:

This letter is in response to the comments in your letter to Alan P. Hirmes dated February 26, 2006 with respect to the above referenced 10-K and 10K/A filings for Liberty Tax Credit Plus L.P. (the "Partnership").

FORM 10-K FOR THE YEAR ENDED MARCH 15, 2006
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ITEM 7. MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
--------------------------------------------------------------------------------
OF OPERATIONS
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TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 14
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1.   PLEASE REVISE YOUR TABLE OF  CONTRACTUAL  OBLIGATIONS TO INCLUDE THE AMOUNT
     OF INTEREST PAYMENTS THE PARTNERSHIP IS REQUIRED TO MAKE RELATED TO THE OUTSTANDING MORTGAGE NOTES PAYABLE AND NOTES PAYABLE TO GENERAL PARTNERS.

     The Partnership will include such information in its next filing, Form 10-K for the year ended March 15, 2007.


EXHIBIT 31.1
------------

2. WE NOTE THAT THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION REQUIRED BY EXCHANGE ACT RULE 13A-14(A) ALSO INCLUDES THE TITLE OF THE CERTIFYING INDIVIDUAL. PLEASE REVISE THE IDENTIFICATION OF THE CERTIFYING INDIVIDUAL AT THE BEGINNING OF THE CERTIFICATION SO AS NOT TO INCLUDE THE INDIVIDUAL'S TITLE.

     The Partnership has already made this revision in its filings beginning with its Form 10-Q for the quarter ended December 15, 2007, and will continue to make this revision in its future filings.

If you have any questions or need further information, please do not hesitate to contact me at the number indicated above. We hope that our responses to the Staff's concerns are found to be adequate.

                                  Very truly yours,

                                  Liberty Tax Credit Plus L.P.

                                  By: Related Liberty
                                      Associates III L.P., General Partner

                                      By: Related Liberty
                                          Associates III Inc., General Partner

                                          By: /s/ Alan P. Hirmes
                                              ------------------
                                              Alan P. Hirmes,
                                              Director and Senior Vice President
                                              (Chief Executive Officer and
                                              Chief Financial Officer)